

Avery Glasser

I have been in the food and beverage industry for over a dozen years - co-founding Bittermens, America's largest Non-GMO Project cocktail bitters brand and growing it to be an acquisition target. Since exiting active management at Bittermens, along with my co-founder, we have created Glasser Holdings to manage our interest in F&B startups, most recently acting as lead investor at HopDog, Munich (Germany's) first outpost focused on Franconian beer and house recipe hot dogs. Dokkaebier caught my attention because though beer, and especially craft beer, has a very soft spot in my heart, I've always felt that the craft beer community tends to feel extremely homogeneous: following trends that tends to delight those already drinking craft beer, but as an industry it's never figured out how to really include voices from other cultures, and specifically has not figured out that there's a whole world of great beer drinkers that may never want to chew on double dry hopped IPAs. Most Asian countries have robust beer cultures - but the beers generally developed for or marketed to Asian markets tend to be all lager variants: light, mild and great when ice cold, but relatively "cookie cutter". In larger American cities, you may see a local brew, typically a Pilsner, available at better Asian restaurants and that's it.